Via EDGAR

April 1, 2015

Mr. Mark P. Shuman

Branch Chief - Legal

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-6010

Re:	Nielsen Holdings Limited
Registration Statement on Form S-4 (“Registration Statement”)
Filed February 26, 2015
File No. 333-202313
Nielsen N.V.
Form 10-K for the Fiscal Year Ended December 31, 2014 (“Form 10-K”)
Filed February 20, 2015
File No. 001-35042

Dear Mr. Shuman:

On behalf of Nielsen Holdings Limited (“Nielsen” or the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement, marked to show changes from the Registration Statement as filed on February 26, 2015. The Registration Statement has been revised in response to the comment letter dated March 25, 2015 from the Staff of the Division of Corporation Finance (the “Staff”), to Dwight M. Barns, Chief Executive Officer of Nielsen, and additionally updates certain information.

In addition, we are providing the following responses to your comment letter. For ease of reference, we have repeated the Staff’s comment in italics text preceding our response. Please note that all references to page numbers in our response refer to the page numbers of Amendment No. 1 or the Form 10-K, as applicable. Any capitalized terms used in this letter but not defined have the meanings given to such terms in the above-referenced filings.

Registration Statement on Form S-4

Summary of the Merger

Description and Consequences of the Merger, page 15

1. Please provide examples that demonstrate how shareholders’ rights will be materially affected by the change from Dutch corporate law to English corporate law.

Response: The Company respectfully advises the Staff that it does not believe that the rights of its shareholders will be materially affected by the change from Dutch corporate law to English corporate law. In particular, it is the view of the Company that: (i) the principal rights afforded to shareholders under English corporate law are similar to the principal rights afforded to shareholders under Dutch corporate law, save for certain procedural differences in exercising those rights; and (ii) Nielsen-UK’s proposed articles of association were drafted with a view to provide wherever possible the similar, if not the same, protections to shareholders as are currently provided under Nielsen-Netherlands’ articles of association. In further response to this comment, in order to provide greater clarity on this topic the Company has revised the disclosure on pages 2, 16, 34 and 52 of Amendment No. 1.

Risk Factors Relating to the Merger

English law will require that we meet certain additional financial requirements…, page 23

2. Please tell us the process by which you will obtain approval from the UK High Court. In your response, tell us whether the approval of the UK High Court is discretionary and, if so, the circumstances under which it might deny your request.

Response: As background, and as disclosed in the Registration Statement, the reserves previously held by Nielsen-Netherlands will not transfer to the statutory balance sheet of Nielsen-UK as a distributable reserve. The merger will however give rise to a merger reserve on the balance sheet of Nielsen-UK in an amount equal to the amount by which the net book value of the assets and liabilities transferred to Nielsen-UK from Nielsen-Netherlands pursuant to the merger exceeds the nominal value of the ordinary shares issued pursuant to the merger. This merger reserve can be “converted” into distributable reserve of Nielsen-UK via a process involving the capitalization of the merger reserve.

Pursuant to this process, Nielsen-UK will capitalize the merger reserve by issuing a non-voting bonus share. The non-voting bonus share will be issued with a share premium. Nielsen-UK will then undertake a court-approved procedure to cancel such share and the related share premium, thereby creating distributable reserves which may be utilized by Nielsen-UK to declare and pay future quarterly dividends to shareholders in accordance with the Company’s usual practice.

It is intended that the current shareholder of Nielsen-UK (i.e. Nielsen-Netherlands) will pass a resolution to approve the proposed capital reduction to be carried out following the merger. Once the merger has been completed, it is intended that Nielsen-UK will promptly apply to the UK High Court for an order approving the capital reduction. Such application will include the submission of evidence supporting the application, including a witness statement signed by a director of Nielsen-UK which will contain (among other things) basic statutory information regarding Nielsen-UK, set out the approval of the shareholder and explain in detail the reasons for the capital reduction.

In considering whether to approve the proposed capital reduction, the UK High Court will need to be satisfied that the creditors of Nielsen-UK will not be prejudiced by the capital reduction. To support this argument and mitigate any risk of the UK High Court not approving the capital reduction, Nielsen-UK intends to engage accounting advisers to prepare a working capital report for submission to the UK High Court, which will demonstrate the sufficiency of working capital in Nielsen-UK following the merger. Because it is anticipated that the proposed capital reduction would result in Nielsen-UK having substantially the same distributable reserve as is currently held by Nielsen-Netherlands (approximately $4.9 billion as of December 31, 2014), the Company respectfully submits that the possibility of a failure of the UK High Court to approve the capital reduction request is remote.

Description of Nielsen-UK Ordinary Shares

Share Capital, page 46

3. Please tell us to whom the sterling shares and the non-voting bonus share will be issued.

Response: The Company submits that there are no entities within the Nielsen group which would be permitted to hold the sterling shares or the bonus share, given the restrictions in the UK Companies Act 2006 which prevent a subsidiary from holding shares in its parent entity. Accordingly, the 50,000 sterling non-voting shares and the one non-voting bonus share will be issued to a third party corporate secretarial services provider. The identity of the third party corporate secretarial services provider has not yet been confirmed. As disclosed in the Registration Statement, the sterling non-voting shares will be redeemed immediately following the capital reduction becoming effective and the non-voting bonus share will be cancelled as part of the capital reduction process.

Dividends and distributions, page 47

4. You provide disclosures regarding the requirement in the U.K. that dividends be paid from a distributable reserve. In this regard, tell us your consideration to include a discussion quantifying the impact of this requirement on your ability to pay dividends. Such disclosures should also provide additional transparency into the amount designated for statutory distributable reserves that you expect to be available for distribution, as cash dividends in accordance with U.K. laws and regulations, including whether or not those amounts are less than what was available for dividend payments prior to the change in domicile transaction. In addition, tell us and disclose how these reserves will be presented and impact your capital structure. To the extent that some of these disclosures will be made in future periodic filings, please include proposed disclosures in your response.

Response: In response to the Staff’s comment, the Company notes as a preliminary matter that Nielsen-Netherlands is currently subject to a similar statutory regime in the Netherlands that requires all dividends be paid from a distributable reserve. While the Company has historically considered whether a discussion of the impact of this requirement should be included in its periodic disclosures, to date it has not provided specific disclosure on this topic, principally due to the magnitude of the Company’s distributable reserve in comparison to the amount of its expected quarterly dividend payments.

Following completion of the merger, and as described in the response to question 2 above, Nielsen-UK will undertake a court-approved procedure to create distributable reserves which may be utilized by Nielsen-UK to declare and pay future quarterly dividends to shareholders in accordance with the Company’s usual practice. The Company respectfully submits that, following completion of this capital reduction process, Nielsen-UK will have substantially the same distributable reserve as is currently held by Nielsen-Netherlands and, accordingly, no additional disclosures relating to the U.K. distributable reserve requirement need to be included in the Company’s ongoing periodic filings given the anticipated magnitude of the Company’s distributable reserve.

Certain Relationships and Related Party Transactions

Commercial Relationship with TIBCO, page 129

5. Please revise to disclose the circumstances under which the company can terminate its agreement with TIBCO Software Inc.

Response: In response to the Staff’s comment, the Company has provided revised disclosure at the end of the fourth sentence of the fourth paragraph in the section entitled “Commercial Relationship with TIBCO” on page 129 of Amendment No. 1.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management Discussion and Analysis of Financial Condition and Operating Results: Revenues, page 35

6. Your disclosures present the changes in revenues from year to year. However, the underlying reasons for changes in your revenues from the prior period do not appear to be fully provided. In this regard, tell us what consideration you gave to providing a more robust analysis of the reasons for increases or decreases in revenue amounts for both your consolidated and segment results. To the extent that increases are material and are indicative of material trends based on multiple reasons, tell us how you considered quantifying and discussing each of the reasons provided. In addition, tell us what consideration you gave to providing disclosures that provide similar transparency to the information provided regarding the period to period changes discussed in your year-end earnings call and presentations held on February 12, 2015. For guidance, please refer to Item 303(a)(3) of Regulation S-K and Instruction 4 to paragraph (303)(a) of Regulation S-K and Section III.B.4 of SEC Release 33-8350.

Response: The Company respectfully advises the Staff that it takes into consideration all relevant guidance, including the provisions specifically noted by the Staff above, in preparing its discussion of revenues in its Management’s Discussion and Analysis of Financial Condition and Results of Operations and, as outlined below, is of the view that its Form 10-K disclosure complies with such guidance.

The Company’s revenue is comprised of a large number of individual contracts with a large number of customers. In 2014, the Company’s top 150 clients amounted to approximately 60% of its consolidated revenues. There are no contracts or customers that contribute a material amount of the Company’s revenue.

In 2014, the Company’s revenue growth was driven by the acquisitions of Arbitron and Harris Interactive. Arbitron was acquired in September 2013 and, as such, was only included in the Company’s 2013 operating results for one quarter as compared to 2014 for which the results were included for the full year. Harris Interactive was acquired in February 2014 and, as such, was reflected in the Company’s 2014 operating results for 11 months. From a consolidated revenue perspective, the Company included the material growth drivers, being the aforementioned acquisitions, in its consolidated revenue discussion as well as the impact from foreign currency. As part of this discussion, we disclose the revenue growth both with and without the acquisitions and the impact of foreign currency. As a result, the dollar impacts from both acquisition and foreign currency are readily derivable.

As a result of the Staff’s comment, the Company reviewed the February 12, 2015 earnings call transcript and how it relates to our disclosures in the Form 10-K. In our Form 10-K, the Company disclosed revenue growth within each of its segments in more detail in the Business Segment Results. As noted above, the Watch segment’s revenue growth was driven by the acquisition of Arbitron in September 2013, which contributed approximately 15.5% of the segment’s 20.4% year-over-year growth. Further, we disclosed additional drivers of revenue growth as audience measurement growing at 5.3% (which includes local television as a subset) and Marketing Effectiveness. The portion of the Watch segment’s revenue growth between 2013 and 2014 driven by our local television and Marketing Effectiveness services were 0.6% and 1.2%, respectively, which we did not believe were significant enough for quantification in the Company’s Form 10-K. Within our Buy segment, revenue growth was driven by the acquisition of Harris Interactive in February 2014, which contributed approximately 2.6% of the segments 3.4% revenue growth. Further, we disclosed and quantified revenue growth from developed and emerging markets as well as by our information and insight services.

Although the Company believes the overall disclosure of revenue growth drivers included in the Form 10-K was consistent with that delivered on the February 12, 2015 earnings call, in future filings the Company will take additional measures to further ensure that the level of discussion from both a qualitative and quantitative perspective are also consistent. In addition, the Company will continue to consider in future filings any unusual or infrequent events or transactions or any significant economic changes that materially affect reported revenues are disclosed and, to the extent possible, quantified.

Cost of Revenues, Exclusive of Depreciation and Amortization, page 36

7. You indicate that “Costs within our Watch segment increased 11.1% (11.7% on a constant currency basis) primarily due to the impact of the Arbitron acquisition on September 30, 2013 partially offset by the impact of productivity initiatives.” In this regard, please tell us what consideration you gave to quantifying each of the items identified as having a material impact on the increase or decrease in certain costs, along with an analysis of the underlying reasons for such changes and whether there are material trends that should be disclosed. In addition, provide a similar analysis for changes to your Selling, General and Administrative Expenses, Exclusive of Depreciation and Amortization. For guidance, refer to Item 303(a)(3) of Regulation S-K and Section III.B.4 of SEC Release 33-8350.

Response: The Company respectfully advises the Staff that it takes into consideration all relevant guidance, including the provisions specifically noted by the Staff above, in preparing its discussions of Cost of Revenues and Selling, General and Administrative expenses in its Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and is of the view that its Form 10-K disclosure complies with such guidance. For both Cost of Revenues and Selling, General and Administrative expenses the Company confirms that it has disclosed all material items leading to the increase in these costs.

Further, as noted in the Company’s MD&A, the growth in both Cost of Revenues and Selling, General and Administrative expenses are primarily driven by increased costs related to the Arbitron and Harris Interactive acquisitions. Arbitron was acquired in September 2013 and, as such, was only included in the Company’s 2013 operating results for one quarter as compared to 2014 for which the results were included for the full year. Harris Interactive was acquired in February 2014 and, as such, was reflected in the Company’s 2014 operating results for 11 months. These acquisitions have been fully integrated into the Company’s operations, leveraging existing infrastructure and eliminating duplicative costs. Such activities included, but were not limited to, integrating global business services, commercial teams, facilities, IT and corporate functions. As a result of these activities, management cannot accurately quantify the specific impact of its acquisitions. For example, incremental costs associated with these acquisitions included the increases specifically associated with the acquired companies, but also includes increases within shared functions, the amount of which cannot be specifically associated to an individual acquisition.

In future filings the Company will endeavor where possible to quantify the impact of significant acquisitions and other material items impacting Cost of Revenues and Selling, General and Administrative expenses.

Description of Business, Basis of Presentation and Significant Accounting Policies Foreign Currency Translation, page 65

8. We note that you recognized a $52 million charge related to foreign exchange losses associated with your Venezuelan operations. In this regard, tell us what consideration you gave to expanding your disclosures to provide additional information regarding the nature and size of your operations in Venezuela. In particular, consider providing disclosure related to your net asset position by currency. In addition, tell us what consideration you gave to providing operating results and cash flow information for these operations in order to understand the magnitude of such operations. Lastly, tell us what consideration you gave to providing the following additional information required Item 303(a)(3)(ii) of Regulation S-K and SEC Release 33-8350:

•	The historical and reasonably likely effects of the Venezuelan economic situation, on your results of operations and liquidity and future results and financial position within MD&A. Such information could be supplemented by presenting a sensitivity analysis related to the specific currency.

•	Disclosure of changes in the relationship between costs and revenues, remeasurement losses, impairment, deteriorating liquidity and debt covenant violations may be necessary;

•	Limitations, assumptions, and uncertainties regarding your ability to settle at the rate used for remeasurement purposes, including your historical experience in obtaining the exchange rates provided the through the SICAD II mechanism. For example, the volume, frequency of successful exchange transactions, and status of attempts to use that rate may be necessary.

•	The impact that further devaluation of the Bolivar relative to the U.S. dollar will have on changes in profitability related to your Venezuela operations.

Response: The Company, as part of its ongoing assessment of its Venezuelan operations, considered additional disclosure in its 2014 Form 10-K, including the areas highlighted in the Staff’s comment. However, the Company determined that additional disclosure was not necessary given the relative size of its Venezuelan operations as compared to the Company as a whole. In addition, while the Company’s Venezuelan net monetary asset balance of $38 million was disclosed in the 2013 Form 10-K (page 33), based on the Company’s December 31, 2014 materiality assessment management determined such amount was not material for ongoing disclosure. Please refer to the December 31, 2014 materiality summary below:

% of Consolidated Amounts
Revenues	0.48%
Operating Income	0.89%
Adjusted EBITDA	0.73%
Net Assets	0.21%

In light of the foregoing, and that the Company’s 2015 forecasted EBITDA for its Venezuelan operations is approximately $2 million, the Company respectfully submits that additional disclosure relating to the nature and size of the Company’s operations in Venezuela is not warranted.

9. Please tell us what consideration you gave to separately disclosing the amount of cash held in Venezuela, and if there are any economic or other restrictions with regard to the use or transferability of such cash. Refer to Rule 5-02.1 of Regulation S-X.

Response: In response to the Staff’s comment, the Company notes that it discloses cash and cash equivalents held in jurisdictions outside the United States on pages 16 and 44 of its Form 10-K. For the Staff’s convenience the disclosure from page 44 has been included below:

“Of the $273 million in cash and cash equivalents, approximately $264 million was held in jurisdictions outside the U.S. and as a result there may be tax consequences if such amounts were moved out of these jurisdictions or repatriated to the U.S. We regularly review the amount of cash and cash equivalents held outside of the U.S. to determine the amounts necessary to fund the current operations of our foreign operations and their growth initiatives and amounts needed to service our U.S. indebtedness and related obligations.”

As of December 31, 2014, the Company held approximately $5 million of cash and cash equivalents in Venezuela or 1.8% of the Company total cash and cash equivalents, which is used to fund the local operations. Given the relative size of the Venezuelan balance as of December 31, 2014, the Company respectfully submits that under applicable guidance such amount is not sufficiently material to warrant additional disclosure.

Note 14. Income taxes, page 97

10. You indicate that, “as a consequence of the significant restructuring of the ownership of the Nielsen non-U.S. subsidiaries in 2007 and 2008 the Company has determined that as of December 31, 2014 no income taxes are required to be provided for on the approximately $3.2 billion, which is the excess of the book value of its investment in non-U.S. subsidiaries over the corresponding tax basis.” In this regard, tell us whether or not the proposed change in domicile transaction from the Netherlands to the U.K. will impact your assessment that no income taxes are required to be provided on the $3.2 billion related to the 2007 and 2008 transactions. In particular, please tell us whether or not the Dutch participation exemption will continue apply to the 2007 and 2008 transactions.

Response: The Company respectfully advises the Staff that the proposed change in the Company’s domicile will not impact the Company’s assessment that no taxes are required to be provided on the $3.2 billion related to the 2007 and 2008 transactions. The Dutch participation exemption is a year-on-year and transaction by transaction determination. As a result, current transactions, such as the proposed change in domicile, would not have an impact on any prior year transactions, including the 2007 and 2008 transactions.

11. Based on your disclosures on page 23 of the Form S-4, we note your disclosure that Nielsen-UK also expects that it should be able to repatriate cash to Nielsen-UK from the rest of the Nielsen group in a UK tax efficient manner. To the extent that you have cash held in foreign subsidiaries, please tell us the amount of cash held in foreign subsidiaries outside the UK and tell us the impact if any of this transaction on those amounts. In addition, your response should also address how this transaction will impact deferred tax amounts currently recognized on your balance sheets for both the Netherlands and foreign subsidiaries.

Response: The Company’s foreign direct and indirect subsidiaries owned by Nielsen’s U.S. operations held approximately $260 million in cash as at December 31, 2014, as compared to the Company’s total cash of $273 million for the same period. Approximately $13 million of remaining cash balances were held directly by the Company’s U.S. operations or the Company’s non-U.S. direct or indirect subsidiaries. The Company’s U.K. affiliates held negligible balances of cash for the same period. The Company respectfully advises the Staff that it does not expect the proposed change in domicile to have a material impact on these amounts. In further response to the Staff’s comment, the Company notes that no taxes have been provided because these amounts are permanently reinvested in those foreign operations and the proposed change in domicile, which is a non-taxable event, does not alter that conclusion. Consequently, the Company does not anticipate that the proposed change in domicile will have any material impact on the deferred taxes currently recognized on the balance sheets of the Company and its subsidiaries.

12. Within your statutory rate reconciliation table on page 98 please tell us the nature and amount of items comprising the line items “Tax impact of global licensing arrangements” and “Effect of global financing activities.”

Response: The “Tax impact of global licensing arrangements” is comprised of approximately $84 million of tax expense incurred in respect to the payment of royalties and related intercompany flows by and among Nielsen’s affiliates and the various owners of intellectual property and intangibles within the Nielsen group. The expense is higher than the Dutch statutory rate of 25% because a portion of the intellectual property is owned by the Nielsen US group. The “Effect of global financing activities” is comprised of approximately $84 million tax benefit associated with intercompany loans between the Nielsen’s U.S. operations and affiliates located in jurisdictions where the statutory tax rates are lower than the Dutch statutory rate of 25%.

Note 17. Segments, page 102

13. You indicate that you align your operating segments in order to conform to management’s internal reporting structure, which is reflective of service offerings by industry. Also, during 2014 you updated your reporting structure in a manner that changed the composition of your reporting units. In this regard, we note during your year-end earnings call you state the following, “we are changing the way we present our Buy segment in order to provide a better depiction of our Buy business. As we illustrated when we broke down our 2015 guidance levers, we’ll be speaking about the segment in terms of developed markets and emerging markets as opposed to a view on information versus insights.” In addition, you indicate that this presentation mirrors how you manage the business. In light of your current effort to restructure the way in which you manage and view your business, please explain your current reporting units and aggregation methodology. For example, tell us what consideration you gave to developed markets and emerging markets within the Buy Segment as representing separate reporting units. To the extent these are aggregated units tell us how you determined that your reporting units meet the aggregation criteria set forth in ASC 280-10-50-11.

Response: Nielsen maintains two operating segments (1) Buy; and (2) Watch, which are also the Company’s reportable segments.

Our Buy segment provides retail transactional measurement data, consumer behavior information and analytics primarily to businesses in the consumer packaged goods industry. A key marketplace trend is the globalization of markets, with continued demand for regional and local insights. While there are some clients that purchase services in only one or more of our geographic regions, the global nature of the Buy division is demonstrated by the fact that more than 40 of our top 50 Buy segment clients purchase Nielsen’s services in at least 20 countries (spanning all regions). Our Watch segment provides viewership and listening data and analytics primarily to the media and advertising industries across the television, radio, digital and mobile viewing and listening platforms. Both segments have historically generated stable revenue streams that are characterized by multi-year contracts and high contract renewal rates.

The chief operating decision maker of Nielsen is the Company’s Chief Executive Officer (“CEO”). The CEO reviews discrete internal financial information related to Nielsen’s two operating segments (Buy and Watch) and uses such information as the basis for assessing each segments performance and deciding how resources are allocated.

Reporting Unit Analysis

In 2014, Nielsen’s reporting units were as follows:

Buy Segment	Watch Segment
(1) Traditional Buy Business Regions	(1) Media
(2) Nielsen Entertainment	(2) Audio

The Company’s reporting unit assessment, which was performed in accordance with ASC 280, is described below:

Buy

In our Buy segment, the segment manager receives discrete financial information and regularly reviews and discusses the performance and development of the business with the various regional business leaders. Accordingly, the following regional-based components can be identified in the Buy segment, herein referred to as the “Traditional Buy Business Regions”:

North America	Latin America
South East and Northern Asia Pacific	Greater China
Middle East and Northern Africa	Europe
Other and Corporate (overhead costs: do not qualify as a reporting unit)

Further, there are two other regions reviewed by segment management which each contribute revenues of less than 1% to the Company’s consolidated revenue.

In addition to the Traditional Buy Business Regions, segment mangers regularly review and discuss the performance and development of Nielsen’s Entertainment business, herein referred to as “Nielsen Entertainment”. Nielsen Entertainment primarily provides music and book measurement information similar to the product offerings within the Traditional Buy Business Regions and the production processes are consistent. This business is managed separate from the Traditional Buy Business Regions and therefore is treated as its own reporting unit.

ASC 280 requires that an entity aggregate into a single reporting unit two or more components of an operating segment that have similar economic characteristics. Accordingly, the following analysis was conducted in order to assess whether any of the Traditional Buy Business Regions should be aggregated in accordance with ASC 280-20-55-7.

i)	Nature of products, services and production processes / manner in which an entity operates its business and the nature of those operations

Each of the components, although geographically divided for management and reporting purposes, collect, analyze and interpret similar types of data on consumer attitudes and purchasing behavior to provide clients with market research services for use in their identification, attraction and retention of customers. The Company’s components work together to analyze, integrate and provide geodemographic data, precision marketing tools and consumer profiles based upon accumulated data. All of the regional components generate revenues in the same manner from fees paid for these similar services.

The services offered, processes and nature of the costs to generate and deliver data, and platforms used in each country is the same globally. Essentially, the Company’s business model is using the same processes and rendering similar services and distributing them on a global basis through their regional components. The genesis of the company’s global expansion, which took place over 40 years ago, was the ‘exportation’ of the same processes from the United States to non-US markets, to enable the company to provide uniform services to its ‘fast moving consumer goods’ clients.

ii)	Type or class of customers

The Traditional Buy Business Regions provides market research services to the same clients globally. A key marketplace trend is the globalization of markets, with continued demand for regional and local insights.

The types of businesses serviced are not specific or specialized in any one region. Global clients include Procter and Gamble, Unilever, Coca-Cola and Mars. Nielsen negotiates with global clients utilizing both global agreements and specific unit agreements. The trend from Nielsen’s customers continues to migrate towards more global agreements.

While there are some clients that purchase services in only one or more of our geographic regions, the global nature of the Buy division is demonstrated by the fact that more than 40 of the top 50 Buy segment clients purchase Nielsen’s services in at least 20 countries (spanning all regions).

iii)	Distribution methods of products and services

Nielsen’s processes to accumulate and analyze data are consistent globally. Further, the distribution methods of our services are similar globally and generally done through one of our global platforms. The method of distribution for any particular client is driven by our client’s preference and generally take the form of printed reports or access to data online.

iv)	Nature of regulatory environment

To date, the regulatory environment has not been a distinguishing factor in the operating activities from region to region. The Buy segment is largely unregulated in providing its services.

v)	Common research and development

Nielsen’s Global Business Services group has worldwide responsibility for all operations, production, Sourcing, Real Estate and IT services across all Nielsen businesses and functions. This includes systems that support information development and delivery to Nielsen’s global client base as well as applications, IT infrastructure and facilities associated with the day-to-day operations of the Company. For example, the Chief Measurement Sciences Officer oversees our measurement science standards globally. Global Business Initiatives, particularly new system development are centralized. Additionally, the regions all benefit from common research and development activities.

The trend towards sharing resources is consistent with the trends demonstrated by Nielsen’s clients which are moving towards a greater degree of globalization.

vi)	Long-term financial performance indicators

Another characteristic that is used to assess similar economic characteristics is an analysis showing comparative long-term average gross margins. Per the guidance noted in ASC 280, the measure of gross margin is used because gross margin is a measure of profitability that is less likely to be affected by allocations. We are providing to the Staff on a supplemental basis information about our 2014 gross margins by region.

The Company also considered longer term historical averages which were not significantly different than the 2014 gross margins.

While short-term differences in economic characteristics may occur due to factors such as regional economic conditions (such as the economic challenges in Europe that have affected our European operations) or foreign currency exchange fluctuations, the Company does not believe, based on management’s current forecasts, that these types of matters will, over the longer term, affect the essential similarities of the Traditional Buy Business Regions.

With respect to Europe, the Company believes that the disclosed economic challenges have affected short-term gross margins, however, as demonstrated by the table above, these conditions have not so affected the

Company’s European region as to indicate that long term economic characteristics are materially different from those of the other regions. In this regard, the gross margin performance of each region, including Europe, was consistent with the gross margin performance of the other regions and with their respective historical averages. Management’s forecasts for 2015 do not anticipate that economic conditions in Europe will cause gross margins in Europe to be dissimilar other than those presented above.

Evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. Accordingly, our aggregation assessment has considered all of the factors above in making our conclusion.

Based on the above analysis, management concluded that the regional components within the Traditional Buy Business Regions operate in concert and have similar economic characteristics and thus should be aggregated and deemed as one single reporting unit.

Based on the above assessment, Nielsen concluded its Buy segment contains two reporting units (1) Traditional Buy Business Regions; and (2) Nielsen Entertainment.

Watch

Our Watch segment is divided into two components: (1) Media; and (2) Audio, which are regularly reviewed by the segment manager who discusses the performance and development of the components with the business leaders.

The Media component deliveries audience measurement and marketing effectiveness services for various media forms, including TV and digital, predominately in the United States. The segment manager reviews discrete financial information for the Media component, however, does not regularly review discrete financial information based on geography or products.

Nielsen Audio is a leading media and marketing information services company predominately in United States. It primarily serves radio, advertisers, advertising agencies, cable and broadcasters, television, retailers, out-of-home media, online media, telecommunications providers and print media. Nielsen Audio’s primary service is estimating the size and composition of radio audiences in local markets and of audiences to network radio programming and commercials in the United States.

The segment manager regularly reviews and discusses the performance and development of the business with the various component heads. Accordingly, the following components can be identified in the Watch operating segment:

•	Media

•	Audio

•	Other and Corporate (overhead costs: do not qualify as reporting unit)

Based on the above analysis, management concluded that the components within the Watch operating segment have some similar economic characteristics, but not enough to combine them into one single reporting unit. As a result the following components (first level below the operating segment) have been identified as reporting units:

•	Media

•	Audio

Overall Conclusion of Reporting Unit Analysis

Based on the discussions above, Nielsen identified the following reporting units:

Buy Operating Segment:

1.	Traditional Buy Business Regions

2.	Nielsen Entertainment

Watch Operating Segment:

1.	Media

2.	Nielsen Audio

In further response to the Staff’s comment, the Company notes that the comments made by management during the earnings call held on February 12, 2015 were forward looking and intended to inform our analyst and investors of the Company’s planned transition to an updated revenue reporting structure. This change is being driven by a transition in the nature of our Buy products such that we are combining our legacy “information” and “insights” products into a single offering that allows our clients to both measure and improve their performance. As a result of this transition, the historical differentiation between information and insights is no longer meaningful and becoming increasingly difficult to accurately track in management’s reporting. The internal reporting change is purely related to the manner in which revenue will be reviewed and has no impact on how the Company will internally report profitability. As a result there will be no impact on the Company’s segment or reporting unit structure.

Further, if the Company were to modify the discrete financial information reviewed by the segment managers to Developed and Emerging markets, the aggregation criteria discussed above would continue to be applicable and the 2014 gross margins for Developed and Emerging markets (which information is being provided to the Staff on a supplemental basis) would continue to support aggregation of these components. However, as discrete financial information in our Buy segment continues to be reviewed at the regional component level discussed above, the Company believes its reporting unit assessment continues to be appropriate.

Note 19. Guarantor Financial Information, page 109

14. It is not clear that you have provided all of the disclosures required by Rule 3-10(i)(8) to (11) of Regulation S-X. For example, pursuant to Rule 1-02(aa) of Regulation S-X, wholly-owned is not equal to 100% owned. Please advise.

Response: As a general response to the Staff’s comment, as well as comments 15 through 17 below, the Company notes that it is not currently relying on Rule 3-10 of Regulation S-X, or related Rule 12h-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in order to omit the financial statements of its subsidiary issuers and guarantors or to obtain exemption for those entities from the requirements of Section 13(a) and 15(d) of the Exchange Act. Rather, the Company is providing the guarantor financial information set forth in Note 19 in order to comply with the various financial reporting covenants contained in its credit agreements and debt securities. Specifically, the only registration statement relating to a currently outstanding security for which any subsidiary of the Company was a registrant was the Form S-4 registration statement (File No. 333-189456) relating to an exchange offer for 4.50% senior notes due 2020 issued by Nielsen Finance LLC and Nielsen Finance Co. and guaranteed by certain subsidiaries of Nielsen-Netherlands, which was declared effective on July 26, 2013. This Form S-4 registration statement contained financial statements and other information regarding The Nielsen Company B.V., an indirect third-tier subsidiary of Nielsen-Netherlands (see structure chart included as Annex A), as parent guarantor for the senior notes, as well as consolidating information pursuant to Rule 3-10 of Regulation S-X. Nielsen-Netherlands was not a registrant under the Form S-4 as it did not guarantee the senior notes at such time.

Section 15(d) of the Exchange Act provides that the duty to file under that subsection is automatically suspended as to any fiscal year, other than the fiscal year within which such registration statement because effective, if, at the beginning of such fiscal year, the securities to which the registration statement relates are held of record by less than 300 persons. The senior notes at all times have been held of record by less than 300 persons, as calculated pursuant to applicable Exchange Act rules. Accordingly, upon filing by The Nielsen Company B.V. of its 2013 Form 10-K in February 2014, all of the Company’s subsidiaries that had a reporting obligation under Section 15(d) as a result of the Form S-4 ceased to have a reporting obligation, and The Nielsen Company B.V. became a voluntary filer. The Nielsen Company B.V. ceased to file periodic reports in December 2014, concurrent with the commencement by Nielsen-Netherlands of including in its periodic reports all financial information required by the covenants contained in the Company’s credit agreements and debt securities.

Nonetheless, as noted in the responses to this comment and comments 15 to 17 below, the Company believes that it would be entitled to rely under the provisions of Rule 3-10 were such provision required to be applicable. Specifically, each subsidiary issuer or subsidiary guarantor is 100% owned by the parent company, all guarantees are full and unconditional, and all guarantees are joint and several, each as such terms are defined in Rule 3-10 and related guidance. To provide greater clarity in the footnote disclosure, in future filings the company will revise the footnote disclosure language as highlighted in the following example:

Guarantor Financial Information

The following supplemental financial information is being provided for purposes of compliance with reporting covenants contained in certain debt obligations of Nielsen and its subsidiaries. The financial information sets forth for Nielsen, its subsidiaries that have issued certain debt securities (the “Issuers”) and its guarantor and non-guarantor subsidiaries, the consolidating balance sheet as of XXX and XXX and consolidating statements of operations and cash flows for the periods ended XXX, XXX and XXX. The issued debt securities are jointly and severally guaranteed on a full and unconditional basis by Nielsen and subject to certain exceptions, each of the direct and indirect 100% owned subsidiaries of Nielsen, in each case to the extent that such entities provide a guarantee under the senior secured credit facilities. The issuers are also 100% owned indirect subsidiaries of Nielsen: Nielsen Finance LLC and Nielsen Finance Co. for certain series of debt obligations, and The Nielsen Company (Luxembourg) S ar l., for the other series of debt obligations. Each issuer is a guarantor of the debt obligations not issued by it.

Nielsen is a holding company and does not have any material assets or operations other than ownership of the capital stock of its direct and indirect subsidiaries. All of Nielsen’s operations are conducted through its subsidiaries, and, therefore, Nielsen is expected to continue to be dependent upon the cash flows of its subsidiaries to meet its obligations. The senior secured credit facilities contain certain limitations on the ability of Nielsen to receive the cash flows of its subsidiaries.

While all subsidiary guarantees of the issued debt securities are full and unconditional, these guarantees contain customary release provisions including when (i) the subsidiary is sold or sells all of its assets, (ii) the subsidiary is declared “unrestricted” for covenant purposes, (iii) the subsidiary’s guarantee under the senior secured credit facilities is released and (iv) the requirements for discharge of the indenture have been satisfied.

15. We note certain guarantee release provisions in your senior debenture loans. Tell us how you evaluated those release provisions and disclosure of the same, with respect to any impact on your reliance on financial reporting relief under Rule 3-10 of Regulation S-X. In this regard, tell us if these are customary release provisions which include for example, when:

•	the subsidiary is sold or sells all of its assets;

•	the subsidiary is declared “unrestricted” for covenant purposes;

•	the subsidiary’s guarantee of other indebtedness is terminated or released;

•	the requirements for legal defeasance or covenant defeasance or to discharge the indenture have been satisfied;

•	the rating on the parent’s debt securities is changed to investment grade; or

•	the parent’s debt securities are converted or exchanged into equity securities.

Response: In response to the Staff’s comment, we have reviewed the indentures governing our senior debenture loans and confirm that the subsidiary release provisions are “customary” as such term is understood in the context of Rule 3-10 of Regulation S-X. Specifically, the indenture release provisions are limited solely to those circumstances cited in the first four examples listed above, and the language providing for those releases in our indentures is standard and customary. As noted in our response to comment 14 above, the proposed revised footnote disclosure contains a description of these release provisions.

16. From your disclosures in the headnote, the relationships among the issuers, parent, subsidiary guarantors and subsidiary non-guarantors of your senior debenture loans are unclear. In this regard, please provide us with a chart that identifies the issuers of these senior debenture loans, the guarantors, subsidiary guarantors and subsidiary non- guarantors and related ownership interests and structure so we may better understand the relationships between and among each of these entities.

Response: In response to the Staff’s comment, a simplified organizational chart is included as Annex A to this response letter.

17. Due to the differing laws, and enforcement thereof, within the UK and the Netherlands, please tell us the impact that the change in domicile transaction from one jurisdiction to another, as proposed in the Form S-4 filed on February 26, 2015 by Nielsen Holdings Ltd, will have on your senior debenture loans, the related guarantees and your reporting requirements for the related guarantees. In addition, to the extent there are ownership changes, please provide us a chart that details your ownership structure after the change in domicile transaction. Also, confirm that after the change in domicile you expect to have maintained continued compliance with the financial reporting relief under Rule 3-10 of Regulation S-X.

Response: In response to the Staff’s comment, the Company confirms that there will be no change or impact on our senior debenture loans, the related guarantees and our reporting requirements for the related guarantees due to the change in domicile other than the fact that Nielsen-UK will become a guarantor by operation of law as a result of the merger of Nielsen-Netherlands into Nielsen-UK. All entities that were direct or indirect subsidiaries of Nielsen-Netherlands prior to the transaction will become direct or indirect, as the case may, subsidiaries of Nielsen-UK.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Jeffrey R. Charlton at 203-563-3138 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Jamere Jackson

Jamere Jackson

Chief Financial Officer

cc:	Joseph H. Kaufman
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

Annex A

Nielsen Corporate Structure

The following chart summarizes Nielsen’s corporate structure as of December 31, 2014 on an as adjusted basis to give effect to a February 2015 $750 million unregistered notes offering and the application of proceeds from that offering (with debt amounts as of December 31, 2014):

Nielsen N.V. (1)
(NYSE: NLSN)
Valcon Acquisition B.V.(1)
The Nielsen Company B.V.(1)
VNU Intermediate Holding B.V.(1)
Nielsen Holding and Finance B.V.(1)
$625 million 5.500 % Senior Notes due 2021
The Nielsen Company (Luxembourg) S. à.r.l.(1)
Nielsen B.V. and subsidiaries(2)
The Nielsen Company Finance (Ireland) Limited(1)
VNU International B.V.(1)
TNC (US) Holdings, Inc.(1)
Non-U.S. Subsidiaries
VNU Marketing Information, Inc.(1)
Neurofocus, Inc.
ACN Holdings, Inc.(1)
Non-U.S. Subsidiaries
AC Nielsen Corporation(1)
$3,478 million outstanding senior secured credit facilities(3)
$800 million 4.500% Senior Notes due 2020
$2,300 million 5.000% Senior Notes due 2022
Nielsen Finance LLC(1) (issuer)
Nielsen Finance Co.(1) (issuer)
Non-U.S. Subsidiaries(2)
U.S. Subsidiaries(1)(2)
$13 million of Capital leases
$105 million of Capital leases

(1)	Each of Nielsen N.V., Valcon Acquisition B.V, The Nielsen Company B.V., VNU Intermediate Holding B.V., Nielsen Holding and Finance B.V., VNU International B.V., TNC (US) Holdings, Inc., VNU Marketing Information, Inc., ACN Holdings, Inc., The Nielsen Company (Luxembourg) S.à r.l., The Nielsen Company Finance (Ireland) Limited and the 100% owned subsidiaries thereof, including the 100% owned U.S. subsidiaries of ACN Holdings, Inc., in each case that guarantee our senior secured credit facilities, guarantee the senior notes. None of Nielsen N.V., Valcon Acquisition B.V, The Nielsen Company B.V. and VNU Intermediate Holding B.V. are subject to any of the covenants contained in the indentures governing the senior notes that are not payment covenants.
(2)	The non-U.S. subsidiaries of ACN Holdings, Inc. do not guarantee the notes. In addition, subsidiaries that are not directly or indirectly 100% owned by Nielsen N.V. or that are not otherwise required to guarantee our senior secured credit facilities do not guarantee the notes. Certain of Nielsen’s less than 100% owned subsidiaries are also not subject to the restrictive covenants in the indentures governing the senior notes.
(3)	Comprised of a term loan facility in an aggregate principal amount of $497 million due 2017, $1,542 million due 2019 and two tranches of $1,094 million and €286 million due in 2021. Also includes our revolving credit facility, which provides for availability of $575 million. As of December 31, 2014, we had $280 million of borrowings outstanding under our revolving credit facility, not including $6 million of outstanding letters of credit.

A-2